                                           Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statements No. 33-64088, 333-107380 and 333-155258 on Form S-8 of our report dated June 16, 2010, relating to the financial statements of Suoftec Light Metal Production and Distribution Co. Ltd.  as of December 31, 2009 and for the year ended December 31, 2009 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the differences between accounting practices adopted in Hungary and accounting principles generally accepted in the United States of America) appearing in Item 15 of this Annual Report on Form 10-K/A of Superior Industries International, Inc. for the year ended December 27, 2009.

/s/Deloitte Auditing and Consulting Ltd.
Budapest, Hungary
June 25, 2010